SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F   x      Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes         No   x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: July 26, 2005

For immediate release

July 26, 2005

Company name: Representative: Code number:	Makita Corporation Masahiko Goto, President 6586
Stock exchange listings: First sections of the Tokyo and
Nagoya stock exchanges

Announcement of a Change in the Company’s Share Trading Unit

     The Board of Directors of Makita Corporation made the following decisions regarding the Company’s share trading unit at its meeting held today.

Change in the Company’s Share Trading Unit

1.  Reason for the change

     To expand the number of individuals investing in Company shares and increase market liquidity, the Company will change the size of its share trading unit.

2.  Content of the change

     The share trading unit will be reduced from 1,000 shares to 100 shares.

3.  Scheduled date for the change

     The change will be effective October 3, 2005.

Additional information:

     As of October 3, 2005, the unit for trading in the Company’s shares on the Tokyo Stock Exchange and the Nagoya Stock Exchange will be changed from 1,000 shares to 100 shares.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language	2